July 1, 2005



via U.S. Mail
Jeff D. Morris
Chief Executive Officer
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251


Re:	Alon USA Energy, Inc.
      Amendment No. 2 to Registration Statement on
      Form S-1
      File No. 333-124797
      Filed June 2, 2005

Dear Mr. Morris:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General

1. We reissue comments 1, 2, 3 and 5 of our prior letter dated
June
10, 2005.


Cover Page

2. We reissue prior comment 6 of our prior letter regarding the provision of the information required by Item 501(b) of Regulation S-
K.

Prospectus Summary, page 1

3. Revise the disclosure regarding the Nelson complexity rating so that you provide an indication in the summary, of the comparative significance of the rating relative to your peer group refineries. Further, revise the more detailed description of the Nelson complexity rating on page 65 so that you delineate what a hypothetical range of ratings would be in order to facilitate an understanding of the importance and relative complexity of your refinery as compared to others. Further, if the company calculated the rating referenced in the prospectus, please disclose this fact and disclose, as indicated in your response letter, that the rating
is not published by an independent service.   We may have further
comment.

4. We acknowledge receipt of the materials provided pursuant to our
prior comment 11.  However, the information provided in tabs 3, 4,
5
and 7 provide inadequate objective and verifiable support for the statements to which they pertain. In this regard, we note that copies provided to us of electronic mail messages are not sufficient support for the statements that are made in the prospectus.
Please
provide the third-party reports or publications referenced in the electronic mail messages or other supporting documentation, marked to
show the relevant supporting information.   Also, we note that
although you do provide supporting objective documentation in tab
4,
your disclosure fails to disclose that your store merchandise margins of 33% in 2004 are being compared to a national average that is based on 2003 numbers. Please revise the statements in your prospectus to either provide comparisons for similar periods, or revise to indicate that your merchandise margin is being compared to
2003 national average figures.

Risk Factors, page 11

Risks Relating to our Business and Our Industry, page 11

"It may be difficult to serve process on...," page 18

5. We note the addition of the risk factor. Supplement the disclosure to clarify that all of your directors, except for Mr.
Haddock, is a non-resident of the United States.



Selected Historical Consolidated and Combined Financial and
Operating
Data, page 29

6. We note your response to prior comment 46 and have given
further
consideration to your presentation of gross margin in "Other Data" and the associated note that gross margin is not a recognized measurement under GAAP. Please revise your calculation of gross margin, regardless of where the measure is presented, to follow a full absorption costing principle and include all costs and expenses associated directly with or allocated to your products sold. As such, these costs and expenses should include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization. Otherwise, explain to us why it is appropriate to disclose this measure in your filing. If you determine it is appropriate to disclose this measure, please revise your caption to refer to this measure in a manner that more clearly explains how it is calculated and include all disclosures required by Item 10(e) of Regulation
S-K
and Question 8 of the Division of Corporation Finance`s June 13,
2003
Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 33

7. We note that you have provided a discussion that addresses your results based on certain measures that are not reported in your consolidated financial statements or included in your segment footnotes. Please revise your discussion to address the measures reported in your financial statements. To the extent you believe additional information is helpful to an investor`s understanding of how management views and evaluates performance, please explain why that information is being provided. Refer to Instructions 1 and 4 to
Item 303(a) of Regulation S-K.

Business, page 61

Branded Transportation Fuel Marketing, page 65

Environmental Regulation, page 72

8. We note your response to our prior comment. Please delineate in the disclosure, as done in your response, a brief discussion of the reasons why you believe transitioning to your own brand of fuel would not materially affect your business and operations.

9. Please provide objective support for the basis of your opinion that your costs to comply with the new gasoline and diesel standards will be lower than "many other refiners due to the petrochemical legacy of your Big Spring refinery." In providing such support, please make note of our prior comment regarding the kind of objective and verifiable information that should be submitted in support of your statements. We may have further comment.

Executive Compensation, page 82

10. Please delineate in this section, the terms of the Alon USA Annual Cash Bonus Plan filed as exhibit 10.27 in this section and confirm the amount, if any, of cash bonuses awarded to any of the directors or officers under this plan. We may have further comment.

11. We note your response to our prior comment 34.  Explain to us why
there have been no amended agreements filed to date that reflect the
circumstances relating to Messrs. Morris`, Hart`s and Concienne`s purported salary reduction as delineated in your response. Further, to clarify the terms of compensation that Messrs. Morris, Hart and Concienne are eligible to receive following the November 2002 compensation policy change, please include a brief summary of the 10%
bonus plan outlined in exhibit 10.28. In explaining the bonus plan, delineate what the "certain" financial targets are that need to be met in order for the bonus to be awarded.

Compensation Committee Interlocks and Insider Participation, page
86

12. We reissue prior comment 35. Your response does not address the procedures in place that address the apparent conflict with respect to Mr. Wiessman`s position on the board of directors and as chief executive officer of Alon Israel and the fact that "Alon Israel" determines Mr. Wiessman`s compensation. We may have further comments.

December 31, 2004 Financial Statements

Note (3) Summary of Significant Accounting Policies, page F-7

General

13. Please disclose your accounting policy for asset retirement obligations. Additionally, disclose how you account for asset retirement obligations associated with your lease arrangements.
We
note your related disclosure in Note 9.


(b) Revenue Recognition, page F-8

14. We note from your response to prior comment 48 that you have included the amount of recorded revenues related to linked refined product sales for all periods presented. Please also add disclosure to identify the costs associated with buy/sell and comparable arrangements reported on a gross basis for all periods presented, as previously requested.

Note (15) Commitments and Contingencies, page F-26

15. Please expand your disclosure to identify the pertinent terms of your lease arrangements, including purchase options and residual value guarantees.

March 31, 2005 Financial Statements

Note (14) Subsequent events, page F-41

16. Please expand your disclosure and your pro forma calculations, as necessary, to address the underwriters` option to purchase additional shares which you refer to on page 23.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jennifer Goeken at (202) 551-3721 or in her absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at
(202) 551-3745 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Mark Betzen, Esq.
	Jones Day
	(214) 969-5100 (fax)

      T. Richter
      B. Stem
      J. Goeken
      M.Duru





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Mr. Morris
Alon USA Energy, Inc.
July 1, 2005
page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05